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                         ICON LEASING FUND TWELVE, LLC
                         100 Fifth Avenue, Fourth Floor
                            New York, New York 10011

VIA EDGAR

May 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Jennifer Hardy

Re:        ICON Leasing Fund Twelve, LLC
           Registration Statement on Form S-1
           File No. 333-138661

Dear Ms. Hardy:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, ICON Leasing Fund Twelve, LLC (the "Company") hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-1 to 9:30 a.m. Eastern daylight time on May 7, 2007, or as soon as practicable thereafter.

         Pursuant to your letter to the Company of December 11, 2006, in connection with this request for acceleration of effectiveness, the Company acknowledges that:

         o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Sincerely,

                                            ICON Leasing Fund Twelve, LLC

                                            By:  ICON Capital Corp., Its Manager

                                            By:         /s/   Joel S. Kress
                                                --------------------------------
                                                Joel S. Kress
                                                Executive Vice President --
                                                  Business and Legal Affairs



cc:  Deborah S. Froling, Esq., Arent Fox LLP